CONCORDIA INTERNATIONAL CORP

Q3 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

NOVEMBER 14, 2017

The following Management’s Discussion and Analysis ("MD&A") summarizes Concordia International Corp.’s ("Concordia" or the "Company", or "we" or "us" or "our") consolidated operating results and cash flows for the three and nine month periods ended September 30, 2017 with comparative prior periods, and the Company’s balance sheet as at September 30, 2017 with a comparative period to December 31, 2016. The MD&A was prepared as of November 14, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three and nine month periods ended September 30, 2017 and the consolidated financial statements and MD&A for the year ended December 31, 2016. Financial information in this MD&A is based on financial statements that have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and amounts are stated in thousands of U.S. Dollars, which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per Great British pound (£)
As at, and for the periods ended	Spot	Average
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438
January 1, 2017 to March 31, 2017	1.2489	1.2387
April 1, 2017 to June 30, 2017	1.3004	1.2781
July 1, 2017 to September 30, 2017	1.3402	1.3088

Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). See "Forward-Looking Statements" for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the "Risk Factors" set out in Concordia’s Annual Information Form dated March 15, 2017 available on SEDAR at www.sedar.com, Concordia’s Annual Report on form 40-F and other documents filed with the United States Securities and Exchange Commission ("SEC"), available on EDGAR at www.sec.gov.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See "Results of Operations", "Segment Revenue and Gross Profit", "Selected Quarterly Financial Information", and "Non-IFRS Financial Measures".

Forward-looking Statements
Certain statements contained in this MD&A constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management ("Management"). Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would", "could", "plan", "create", "designed", "predict", "project", "seek", "ongoing", "increase", "upside" and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances

Concordia Management's Discussion and Analysis	Page 2

that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy (including its DELIVER strategy) and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company's ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital and/or restructure its capital structure;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	the Company's business priorities, long-term growth strategy and/or stabilization programs or initiatives;

•	changes in regulatory rules or practices in the U.S., United Kingdom or in other jurisdictions in which the Company sells products;

•
changes in prescription recommendations or behaviours by clinical commissioning groups or other healthcare groups in the U.S., United Kingdom, or in any other jurisdictions in which the Company sells its products;

•
the inclusion of the Company’s products on formularies or the Company’s ability to achieve favourable formulary or clinical commissioning group status, as well as the impact on the price of the Company’s products in connection therewith;

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices;

•	the Company's intention to reduce its debt;

•	the Company's intention to realign its capital structure and the timing thereof;

•	the Company's filing with the Ontario Superior Court of Justice and its preliminary interim order under the Canada Business Corporation Act ("CBCA");

•	the CBCA process staying certain defaults under the Company's agreements, including its debt agreements;

•	the ability of the Company to operate its business and satisfy its obligations to service providers, employees, suppliers and contractors in the ordinary course during the CBCA proceedings; and

•	the going concern nature of the Company.

With respect to the forward-looking statements contained in this MD&A, such statements are subject to certain risks, including those risks set forth below and in the Company's Annual Information Form dated March 15, 2017, and the Company has made assumptions regarding, among other factors:

•	the ability of the Company to significantly reduce its debt and the terms of any such reduction;

•	the ability of the Company to realign its capital structure and the timing thereof;

•	third parties respecting the court order under the CBCA process or not taking steps to violate such order;

•	the ability of the Company to maintain its listings on the NASDAQ and/or TSX, given the current trading price of the Company's common shares and the Company's CBCA filing;

•	alternatives available to the Company to strengthen the Company’s capital structure;

•	the ability of the Company to create a financial foundation for the Company that will be able to support its long-term growth;

•	the ability of the Company to achieve the Company’s financial goals including with respect to the nature of any agreement with its lenders;

•	the ability of the Company to reduce the Company’s debt and interest payments;

•	the ability of the Company to operate in the ordinary course during the CBCA process, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;

•	the CBCA process enabling the Company to stay defaults under its and its subsidiaries agreements, including debt agreements;

•	the ability of the Company to continue as a going concern, and its ability to continue to realize its assets and discharge its liabilities and commitments;

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the Company's future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

Concordia Management's Discussion and Analysis	Page 3

•	the ability of the Company to stabilize its business;

•	the ability of the Company to implement and successfully achieve its business priorities in order to stabilize the Company's business and financial condition;

•	the ability of the Company to execute its long-term growth strategy and/or not being delayed in executing such strategy;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the timely receipt of any required regulatory approvals, including in respect of the Company's restructuring process;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration ("FDA"), the U.K. Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•	reliance on third party distributors to distribute the Company's products on favourable terms;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products, including competition created by pharmaceutical parallel trade;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

•
clinical commissioning groups and/or other healthcare groups in the markets in which the Company sells its products, including the United Kingdom and United States, not making adverse prescribing recommendations against the Company's products;

•
the impact of the United Kingdom's referendum through which voters supported a withdrawal from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated;

•
a significant number of the Company’s products are vulnerable to price competition driven by pharmaceutical parallel trade ("PPT"). PPT refers to pharmaceutical products that are put on the market in one country by the owner of the intellectual property rights to such products, or with the consent of the owner, that are subsequently imported into another country by a third party for secondary sale without the consent or authorization of the intellectual property right owner. Many of the Company’s products are distributed in the European Union, where PPT is common and, as a result, some of the Company’s products may be subject to price competition caused by PPT, which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, PPT may restrict the Company’s ability to ensure that patients receive products designed for their local preferences and needs and possibly to the satisfaction of applicable governmental regulations in the jurisdiction of import. Moreover, as a result of PPT, packaging, manuals and instructions may be provided in a foreign language and may lack domestic telephone numbers and

Concordia Management's Discussion and Analysis	Page 4

other important contact information for patient support, which may result in a diminished experience for the patient and diminished product reputation, which could have a material adverse effect on the Company’s business, financial condition and results of operations;

•
the impact of the recently enacted UK Health Service Medical Supplies (Costs) Act on the Company's business, including, without limitation, on the pricing of the Company's products in the United Kingdom; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading "Risk Factors" in the Annual Information Form dated March 15, 2017).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading "Risk Factors" in the Annual Information Form dated March 15, 2017, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s securities to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading "Risk Factors" in the Company’s Annual Information Form dated March 15, 2017, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Refer to the "Liquidity and Capital Realignment" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position, liquidity and future outlook.

Concordia Management's Discussion and Analysis	Page 5

Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.

Concordia Management's Discussion and Analysis	Page 6

Business Overview and Segments
Concordia is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. As part of the development of the Company's corporate strategy, during the first quarter of 2017, Management changed the composition of the Company's reporting segments and the manner in which operating results are reported. The Company previously had three reporting segments: Concordia International, Concordia North America and Orphan Drugs. The results from the former Orphan Drugs segment are now aggregated with the results of the former Concordia North America segment. The Company now has two reporting segments, which consist of Concordia North America and Concordia International, in addition to its Corporate cost centre.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol "CXR" and on the NASDAQ under the symbol "CXRX".
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of lung cancer. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

Concordia Management's Discussion and Analysis	Page 7

Recent Events
Events during the third quarter of 2017
Deferral of unsecured interest payment due October 16, 2017
On October 16, 2017, the Company announced that in conjunction with its ongoing efforts to realign its capital structure, it decided to use a 30-day grace period to defer the payment of approximately $26 million of interest due on its $735 million unsecured notes. Refer to the "Liquidity and Capital Realignment" section of this MD&A for further details related to the deferral.
Commencement of proceedings under the Canada Business Corporations Act (the "CBCA")
On October 20, 2017, the Company announced that it and one of its wholly-owned subsidiaries commenced a court proceeding under the CBCA. Refer to the "Liquidity and Capital Realignment" section of this MD&A for further details related to the CBCA filing.
Notification for termination of the Currency Swaps and termination of Revolving Commitments
On October 20, 2017, the counterparty to the Company's August 17, 2016 cross currency swap agreement ("August Swap Agreement") and November 3, 2016 cross currency swap agreement ("November Swap Agreement", and together with the August Swap Agreement, the "Currency Swaps") notified the Company that it would be terminating the Currency Swaps effective October 23, 2017 due to commencement of the CBCA proceedings. Any amounts owed by the Company, once agreed with the counterparty to the Currency Swaps, are expected to form part of the secured obligations. In addition, on October 27, 2017 and as part of the CBCA proceedings, the Company agreed to terminate the revolving commitments under the Credit Agreement (as defined below).
Long-Term Growth Strategy
On September 6, 2017, the Company announced and provided details on its long term DELIVER strategy.
Management Changes
On August 11, 2017, the Company announced that it appointed Sanjeeth Pai as its new President of Concordia’s North America segment, effective August 14, 2017, and also announced the departure of Wayne Kreppner, the Company's former President and Chief Operating Officer.
On August 11, 2017, the Company also announced that it appointed Sarwar Islam as its new Chief Corporate Development Officer, effective September 1, 2017.
Other recent events
RedHill Biopharma ("RedHill") started promoting Donnatal® in the U.S.
On June 13, 2017, the Company announced that RedHill started promoting Donnatal® in certain U.S. markets.
Impairments
During the second quarter of 2017, the Company recorded total impairments of $987,103. The impairments were comprised of a $106,887 impairment of intellectual property rights within the Concordia North America segment with respect to Donnatal®, as well as $880,216 impairments from the Company's Concordia International segment with respect to intellectual property, manufacturing processes, In Process Research and Development ("IPR&D") and goodwill. Refer to the "Corporate and other costs" section of this MD&A for a further discussion of these impairments.
Rating Agency Downgrades
On October 25, 2017, Moody’s Investor Services lowered Concordia’s corporate rating to "Ca" from "Caa3", in addition to downgrading the Company’s debt ratings. Additionally, on September 18, 2017, S&P Global Ratings lowered Concordia’s corporate credit to "CCC-" from "CCC+", in addition to downgrading the Company’s debt ratings. To the extent that the Company intends to complete any future transactions, the Company’s ability to complete such transactions may be effected by credit rating agency decisions.
Clinical Commission Group Guidance
On July 21, 2017, NHS England published plans for a range of medicines/products that it believes should not be "routinely prescribed in primary care" in England. It has identified 18 treatments that it believes are a low priority for NHS funding. This guidance includes Liothyronine, a Concordia product. This guidance is not a ban just a recommendation for appropriate use. A formal public consultation has been launched

Concordia Management's Discussion and Analysis	Page 8

on these proposed guidelines, and the Company and industry association have responded to this consultation. The potential impact of such guidance is unclear at this stage, as is the ultimate decision regarding Liothyronine's inclusion in the final guidance.
Management and Board of Directors Change
On April 26, 2017, the Company announced that it appointed David Price as its new Chief Financial Officer, effective May 15, 2017.
On May 4, 2017, the Company announced the appointment of Frank Perier, Jr. and Itzhak Krinsky to the board of directors of the Company (the "Board"). Subsequent to the Company's annual and special meeting of shareholders held on June 9, 2017, the Board reconstituted the composition of its various committees as follows: Audit Committee: Rochelle Fuhrmann (Chair), Jordan Kupinksy and Frank Perier, Jr.; Human Resources and Compensation Committee: Doug Deeth (Chair), Patrick Vink and Frank Perier, Jr.; and Nominating and Corporate Governance Committee: Jordan Kupinsky (Chair), Patrick Vink and Itzhak Krinsky.
Business Impact in Relation to Brexit
On June 23, 2016, the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). On March 29, 2017, the United Kingdom delivered notice to the European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union. The Company understands that the timeframe for the negotiated withdrawal of the United Kingdom from the European Union is approximately two (2) years from the date of the withdrawal notification. However, as no member state has formally withdrawn from the European Union in the past, there is no precedent for the operation of Article 50 and, as a result, the timing and outcome of Brexit continues to be uncertain at this time. The Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to Brexit, including the impact resulting from currency market movements. Refer to the "Lending Arrangements and Debt" section of this MD&A for further details on the Company's current assessment of the foreign currency impact to the Company's financial operations as a result of the Brexit vote. In addition, please refer to the "Risk Factors" section of the Company's Annual Information Form dated March 15, 2017.
Business Impact in Relation to the UK Health Service Medical Supplies (Costs) Act 2017 (the "Act")
The Act received Royal Assent on April 27, 2017.  The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies.  The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act and its impact on its business. Please refer to the "Risk Factors" section of the Company's Annual Information Form dated March 15, 2017.

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Results of Operations

	Three months ended		Nine months ended
(in $000's, except per share data)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Revenue	154,622	185,504	475,964	645,751
Gross profit	108,610	137,034	335,337	474,493
Gross profit %	70%	74%	70%	73%
Adjusted gross profit (1)	108,610	138,540	335,648	495,511
Adjusted gross profit % (1)	70%	75%	71%	77%
Total operating expenses	99,021	94,398	1,288,637	891,838
Operating income (loss) from continuing operations	9,589	42,636	(953,300)	(417,345)

Income tax expense (recovery)	4,181	(5,192)	(27,803)	(11,791)
Net loss from continuing operations	(69,485)	(75,147)	(1,158,962)	(650,332)

Loss per share, from continuing operations
Basic	(1.36)	(1.47)	(22.67)	(12.75)
Diluted	(1.36)	(1.47)	(22.67)	(12.75)

Loss per share, including discontinuing operations
Basic	(1.36)	(1.47)	(22.67)	(12.75)
Diluted	(1.36)	(1.47)	(22.67)	(12.75)

EBITDA (1)	63,144	30,213	(783,487)	(315,120)
Adjusted EBITDA (1)	78,582	104,444	244,632	387,636
Adjusted EPS (1)	0.06	0.69	0.47	3.42
Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.
Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see "Non-IFRS Financial Measures" section of this MD&A. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

Revenue for the three and nine month periods ended September 30, 2017 decreased by $30,882, or 17%, and $169,787, or 26%, respectively, compared to the corresponding periods in 2016. These decreases are due to lower sales from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated revenues for the first half of 2017 compared to the corresponding period in 2016. Revenues were lower primarily due to lower volumes, primarily a result of new market entrants on a number of the Company's products. The Concordia North America segment revenue for the three months ended September 30, 2017 decreased by 23% when compared to the corresponding period in 2016, mainly as a result of lower volumes on key products, including Lanoxin® authorized generic, Nilandron®, and Donnatal®. The Concordia International segment revenue for the three months ended September 30, 2017 decreased by 14% primarily due to volume and price declines on key products, including Fusidic Acid, Levothyroxine Sodium, and Prednisolone. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.
Gross profit for the three and nine month periods ended September 30, 2017 decreased by $28,424, or 21%, and $139,156, or 29%, respectively, compared to the corresponding periods in 2016 primarily due to the revenue decreases described above. The decrease in gross profit percentage of 4% for the three month period ended September 30, 2017, is primarily due to a change in the mix of product sales within both the Concordia North America segment and Concordia International segment. The decrease in gross profit percentage of 3% for the nine months ended September 30, 2017 is lower than the 4% for the three month period ended September 30, 2017, as the first quarter of 2016 included a non-cash fair value adjustment to inventory of $18,643 associated with the acquisition of the Concordia International segment. Refer to the "Segment Revenue and Gross Profit" section of this MD&A for a further discussion on segmental and product specific performance.

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Operating expenses for the three and nine month periods ended September 30, 2017 increased by $4,623, or 5%, and $396,799, or 44%, respectively, compared to the corresponding periods in 2016. Operating expenses were higher during the three months ended September 30, 2017 primarily due to $10,015 higher acquisition related, restructuring and other costs and $8,361 higher amortization charges on intangible assets, partially offset by $7,070 lower share based compensation expense. Operating expenses on a year-to-date basis were $396,799 higher primarily due to a $416,965 higher impairment charge. Excluding impairments, operating expenses for the nine months ended September 30, 2017 decreased by $20,166, or 6% compared to the corresponding period in 2016. This decrease was primarily due to a combination of the following: $18,889 lower share based compensation expense; $14,597 lower expense for fair value of purchase consideration and $13,463 lower litigation settlement expenses, partially offset by $33,592 higher amortization of intangible assets and $9,990 higher acquisition related, restructuring and other costs. For a further detailed description of operating expenses, refer to the "Corporate and Other Costs" section of this MD&A.
Operating income (loss) from continuing operations for the three and nine month periods ended September 30, 2017 decreased by $33,047 and $535,955, respectively, compared to the corresponding periods in 2016.
The current income tax expense recorded for the three and nine month periods ended September 30, 2017 decreased by $5,041 and $17,218, respectively, compared to the corresponding periods in 2016. Income taxes were lower primarily due to the impact of foreign exchange translation of the income tax expense from the Concordia International segment as well as lower taxable income compared to corresponding periods in 2016. The deferred income tax net recovery recorded for the three and nine month periods ended September 30, 2017 decreased by $14,414 and $1,206, respectively, and is mainly the result of: the reversal of certain deferred tax liabilities in respect of assets recorded as a result of purchase price accounting; and changes to the carrying value of certain assets due to their impairment and/or changes in the applicable foreign exchange rate.

The net loss from continuing operations for the three and nine month periods ended September 30, 2017 was $69,485 and $1,158,962, respectively, and EPS loss was $1.36 and $22.67, respectively, per share. Significant components comprising the net loss for the nine month period ended September 30, 2017 are an impairment charge of $987,103 recorded during the second quarter of 2017, fair value losses on derivative contracts of $69,310, interest and accretion expense of $282,703 and amortization of $175,263 offset by gross profit of $335,337. Refer to the "Corporate and Other Costs" section of this MD&A for further information related to expenses impacting net loss.
EBITDA is higher than the net loss from continuing operations as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation). EBITDA for the three months ended September 30, 2017 increased by $32,931 compared to the corresponding period in 2016. The increase in EBITDA was primarily due to $2,981 higher foreign exchange gain (loss) and $81,831 higher unrealized foreign exchange gain (loss), partially offset by $28,424 lower gross profit and a $21,204 loss on derivative contract assets. EBITDA for the nine months ended September 30, 2017 decreased by $468,367 compared to the corresponding period in 2016. The decrease in EBITDA was primarily due to $139,156 lower gross profit and $416,965 increased impairment charges, partially offset by the impact of unrealized foreign exchange of $108,945.
Adjusted EBITDA is higher than EBITDA, as it excludes: impairments; fair value adjustments to acquired inventory; acquisition related, restructuring and other costs; share-based compensation; change in fair value of purchase consideration; foreign exchange (gain) loss; unrealized foreign exchange (gain) loss; change in fair value of derivative contracts; and legal settlements and related legal costs (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation and description of these expenses). Adjusted EBITDA for the three and nine month periods ended September 30, 2017 decreased by $25,862, or 25%, and $143,004, or 37%, respectively, compared to the corresponding periods in 2016. The decline is primarily due to lower sales and gross margins from both the Concordia North America and Concordia International segments, as well as lower foreign exchange rates impacting translated results during the first half of 2016. Adjusted EBITDA by segment for the three and nine month periods ended September 30, 2017 was $23,868 and $79,463, respectively, from Concordia North America and $59,302 and $180,617, respectively, from Concordia International. In addition, during the three and nine month periods ended September 30, 2017 the Company incurred $4,588 and $15,448, respectively, of Corporate costs related to the Corporate Head Office.

Concordia Management's Discussion and Analysis	Page 11

Segment Revenue and Gross Profit
Segment change
As disclosed in the "Business Overview and Segments" section of this MD&A, the Company changed the composition of its reporting segments during the first quarter of 2017. As a result, the Company has presented prior period segment information to conform with the current period presentation by aggregating the 2016 segment information of the Concordia North America segment with the segment information of the Orphan Drugs segment, into a single reporting segment, entitled, "Concordia North America".
Concordia North America

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Revenue	36,949	48,066	124,227	216,923
Cost of sales	6,931	7,285	24,560	31,179
Gross profit	30,018	40,781	99,667	185,744
Gross profit %	81%	85%	80%	86%
Revenue for the three months ended September 30, 2017 decreased by $11,117 or 23%, compared to the corresponding period in 2016. The decrease was primarily due to a $6,276 decrease from Lanoxin® authorized generic, a $1,549 decrease from Nilandron®, and a $2,962 decrease from Donnatal®, as a result of additional competitive pressures that have resulted in a loss of market share. In the third quarter of 2017, Donnatal® continued to face pressure from a non-FDA approved product being distributed by a competitor and an additional competitive product launched in the second quarter of 2017. These decreases were partially offset by a $7,255 increase in revenue from Plaquenil® authorized generic when compared to the comparative period in 2016, which lower revenue in the comparative period of 2016 was due to the launch of an additional generic competitor late in the second quarter of 2016.
Revenue for the nine months ended September 30, 2017 decreased by $92,696 or 43%, compared to the corresponding period in 2016. The decrease was primarily due to: a $28,931 decrease in revenue from Plaquenil® authorized generic; a $15,598 decrease in revenue from Donnatal®, a $12,568 decrease in revenue from Nilandron®; a $9,784 decrease in revenue from Lanoxin®; and a $9,714 decrease in revenue from Lanoxin authorized generic.
Cost of sales for the three and nine month periods ended September 30, 2017 decreased by $354, or 5%, and $6,619 or 21%, respectively, compared to the corresponding periods in 2016. The decrease in cost of sales is primarily due to lower sales revenue as described above.
Gross profit for the three and nine month periods ended September 30, 2017 decreased by $10,763, or 26%, and $86,077 or 46%, respectively, primarily due to lower revenue as described above.
Gross profit as a percentage of revenue for the three and nine month periods ended September 30, 2017 decreased by 4% and 6%, respectively, compared to the corresponding periods in 2016. The decrease was primarily due to a shift in product mix to a higher proportion of authorized generic products with lower profit margins.

Concordia Management's Discussion and Analysis	Page 12

Concordia International

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Revenue	117,673	137,438	351,737	428,828
Cost of sales	39,081	41,185	116,067	140,079
Gross profit	78,592	96,253	235,670	288,749
Gross profit %	67%	70%	67%	67%
Adjusted Gross Profit (1)	78,592	97,759	235,981	309,767
Adjusted Gross Profit %(1)	67%	71%	67%	72%
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see "Non-IFRS Financial Measures" section of this MD&A.
Revenue for the three months ended September 30, 2017 decreased by $19,765 or 14%, compared to the corresponding period in 2016. The impact of foreign currency comprised of a $780 decrease in revenue as a result of the GBP weakening against the USD. The primary drivers of the remaining decrease were: (i) a $5,932 decrease from Fusidic Acid; (ii) a $4,489 decrease from Liothyronine Sodium; (iii) a $3,570 decrease from Prednisolone; (vi) a $3,271 decrease from Levothyroxine Sodium; and (v) a $2,604 decrease from Trazodone. These lower product volumes and revenues are primarily due to ongoing competitive market pressures. These revenue decreases were partially offset by; (i) a $3,454 increase from Nitrofurantoin; and (ii) a $2,862 increase from Acetylsalicylic Acid. The remaining decrease was primarily due to competitive market pressures on a range of products.
Revenue for the nine months ended September 30, 2017 decreased by $77,091 or 18%, compared to the corresponding period in 2016. The impact of foreign currency comprised of a $33,719 decrease in revenue as a result of the GBP weakening against the USD. The primary drivers of the remaining decrease were: (i) a $11,679 decrease from Prednisolone; (ii) a $9,287 decrease from Fusidic Acid; (iii) a $7,188 decrease from Levothyroxine Sodium; (iv) a $6,837 decrease from Trazadone; (v) a $6,315 decrease from Hydrocortisone; and (vi) a $6,036 decrease from Liothyronine Sodium due to the competitive pressures described above. These revenue decreases are partially offset by a $6,959 revenue increase from Nitrofurantoin.
Cost of sales for the three and nine month periods ended September 30, 2017 decreased by $2,104 or 5%, and $24,012 or 17%, respectively, compared to the corresponding periods in 2016. The decrease in cost of sales during the three months ended September 30, 2017 is primarily due to the volume declines as described above. The decrease in cost of sales for the nine month period ended September 30, 2017 is primarily due to the comparative period including a $21,018 non-cash fair value adjustment to inventory, combined with lower revenues as described above.
Gross profit for the three and nine month periods ended September 30, 2017 decreased by $17,661, and $53,079, respectively, primarily due to the factors described above.
Adjusted gross profit for the three and nine month periods ended September 30, 2017 decreased by $19,167 or 20%, and $73,786 or 24%, respectively, compared to the corresponding period in 2016. The decrease in adjusted gross profit is primarily due to a decline in revenue as described above as well as a shift in product mix to a higher proportion of sales from generic products with lower profit margins.

Concordia Management's Discussion and Analysis	Page 13

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
General and administrative	11,845	14,404	39,109	42,887
Selling and marketing	10,235	11,023	28,791	37,884
Research and development	7,948	8,669	23,116	27,104
Acquisition related, restructuring and other	14,266	4,251	25,649	15,659
Share-based compensation	2,999	10,069	8,426	27,315
Amortization of intangible assets	51,076	42,715	175,263	141,671
Impairments	—	3,062	987,103	570,138
Depreciation expense	499	528	1,487	1,427
Fair value (gain) loss on purchase consideration	153	(323)	(307)	14,290
Litigation expense	—	—	—	13,463
Interest and accretion expense	95,926	72,352	282,703	208,948
Interest income on derivative financial instrument	(19,053)	(5,043)	(56,175)	(5,043)
Fair value (gain) loss on derivative financial instruments	21,204	—	69,310	—
Foreign exchange (gain) loss	(508)	(3,489)	670	(5,029)
Unrealized foreign exchange (gain) loss	(22,676)	59,155	(63,043)	45,902
Total	173,914	217,373	1,522,102	1,136,616
Notes: Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three and nine month periods ended September 30, 2017 decreased by 18% and 9%, respectively, compared to the corresponding periods in 2016. This decrease is a result of the Company's objective to reduce operating costs across the business.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the three and nine month periods ended September 30, 2017 decreased by $788, or 7%, and $9,093, or 24%, respectively, compared to the corresponding periods in 2016. These costs have decreased primarily due to the termination of the Donnatal® contract sales force in 2016, which has been replaced by a co-promotion agreement with RedHill. The lower costs during the three month period ended September 30, 2017 as a result of the termination of the Donnatal® contract sales force within the Concordia North America segment was partially offset by $1,996 higher marketing spend within the Concordia International segment.
Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and nine month periods ended September 30, 2017 decreased by $721, or 8%, and $3,988, or 15%, respectively, compared to the corresponding periods in 2016. This decrease is due to fewer ongoing clinical programs in 2017 compared with 2016, including the cancellation of the cholangiocarcinoma trial in December 2016, and the Company moving certain external costs previously incurred within the Concordia North America segment to the Company's internal operations in Mumbai, India.

Concordia Management's Discussion and Analysis	Page 14

Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the three and nine month periods ended September 30, 2017 were $14,266 and $25,649, respectively. Acquisition related, restructuring and other costs for the three and nine month periods ended September 30, 2017 increased by 236% and 64%, respectively, primarily due to costs associated with consultants involved in the Company's capital realignment initiative. Significant costs incurred during the third quarter of 2017 include $7,980 of costs associated with the Company's realignment of its capital structure, $2,466 of costs related to severance, $3,000 of costs related to a settlement with a former adviser of the Company, and $241 related to ongoing regulatory matters relating to the UK Competition and Markets Authority ("CMA") investigations, refer to the "Litigation and Arbitration" section of this MD&A for further details.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option, restricted share unit ("RSU") and deferred share unit ("DSU") awards to employees, management and directors of the Company. Share based compensation during the three and nine month periods ended September 30, 2017 was $2,999 and $8,426, respectively. The decrease in the expense of $7,070 and $18,889, respectively, for the periods is primarily due to the impact of the staged vesting of the 1,009,000 stock options granted to Concordia International senior management on December 11, 2015 resulting in a higher expense in 2016, as well as higher costs incurred during 2016 related to former executives of the Company.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
Amortization of intangible assets was $8,361 and $33,592 higher, respectively, for the three and nine month periods ended September 30, 2017 compared to the corresponding periods in 2016. The higher expense is due to the Company's change in accounting estimate with respect to amortizing intangible assets in the Concordia North America and Concordia International segments, that were subject to impairments recorded during the fourth quarter of 2016 and second quarter of 2017. The expense for the three and nine month periods ended September 30, 2017 of $51,076 and $175,263, respectively, is comprised of the following amounts:

•	Amortization related to acquired product rights and manufacturing processes for the three and nine month periods ended September 30, 2017 was $43,016 and $151,923, respectively;

•
Amortization related to distribution and supplier contracts for the three and nine month periods ended September 30, 2017 was $7,454 and $21,559, respectively. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the three and nine month periods ended September 30, 2017 was $606 and $1,781, respectively.
Asset Impairments
Asset impairments recorded in the nine month period ended September 30, 2017 totalled $987,103. These asset impairments were recorded during the second quarter of 2017, with the significant impairments described as follows:
Intangible assets - Concordia North America segment
During the second quarter of 2017, the Company recorded an impairment charge of $106,887 on the product rights associated with Donnatal® as the Company concluded that certain triggering events had occurred. The triggering events included continued market share pressures from existing competitors and the launch of an additional competitive product during the second quarter of 2017.
During the second quarter of 2016, Management concluded that certain triggering events had occurred with respect to Nilandron® and Plaquenil®. The triggering events included pricing pressure, increased competition, the July 2016 launch of a generic competitive product to Nilandron® and notification from the Company's authorized generic partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® authorized generic. Impairments on these two products in the three and six month periods ended June 30, 2016 totaled $567,076.
Intangible assets - Concordia International segment
During the second quarter of 2017, the Company concluded that certain triggering events had occurred with respect to certain product rights within the Concordia International segment. These triggering events included the granting of marketing authorisations for competitive products, increased price competition and supply chain challenges with respect to certain products. The Company recorded a total impairment charge of $301,538, primarily related to Liothyronine Sodium - $128,191, Fusidic Acid - $83,263, Prednisolone - $41,679, Nefopam - $17,353 and $31,052 of other intellectual property impairments. An impairment of $37,618 was recorded related to intangible assets associated with the manufacturing processes for certain impaired intellectual property and external competitive market factors.

Concordia Management's Discussion and Analysis	Page 15

In-process research and development ("IPR&D") - Concordia International segment
During the second quarter of 2017, the Company recorded an impairment charge of $31,582 related to IPR&D. This impairment relates to projects with lower future forecasts compared with those forecasts at the time of the acquisition of the Concordia International segment and in turn IPR&D projects that have been abandoned at the present time.
Goodwill - Concordia International segment
As a result of increased competition within the Concordia International segment, as noted through the impairments on products described above, the Company concluded that these events constituted a triggering event during the second quarter of 2017 requiring the Company to perform an assessment of goodwill associated with the Concordia International segment for impairment. As a result the Company concluded that an impairment charge on goodwill was required in the amount of $509,478. This impairment charge was determined using a discounted cash flow model associated with future cash flows from the Concordia International segment.
Changes in Fair Value of Purchase Consideration
The change in the fair value of purchase consideration recorded during the three and nine month periods ended September 30, 2017 was a loss of $153 and a gain of $307, respectively, primarily due to the impact of discounting and other changes in fair value.
Litigation Expense
Litigation settlement and associated legal costs during the prior nine-month period ended September 30, 2016 primarily relate to the settlement amount of $12,500 plus legal costs of $900. Refer to the "Litigation and Arbitration" section of this MD&A.
Interest and Accretion
Interest and accretion expenses for the three and nine month periods ended September 30, 2017 were $95,926 and $282,703, respectively, representing an increase of $23,574 and $73,755, respectively, compared to the corresponding periods in 2016. The increase in costs is primarily due to the cross currency swap interest expense as described below, combined with the additional interest expense on the senior secured notes ("Secured Notes") offering completed during the fourth quarter of 2016.
The interest and accretion expenses for the period were comprised primarily of the following amounts:

•
Interest expenses payable in cash for the three and nine month periods ended September 30, 2017 was $67,889 and $200,189, respectively, which was $7,807 and $19,234 higher, respectively, than the corresponding periods in 2016 due to the increase in long term debt obligations arising from the Secured Notes offering, partially offset by a change in foreign exchange rates resulting in a lower interest expense of the Company's GBP denominated term loan;

•
Total non-cash accretion and amortization of deferred financing costs of $7,995 and $23,837, respectively. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

•
Interest expense related to the cross currency swaps for the three and nine month periods ended September 30, 2017 of $19,554 and $56,843, respectively, that were entered into during the third and fourth quarters of 2016 (refer to the "Interest Income on Derivative Financial Instrument" section below for offsetting interest income).

Interest Income on Derivative Financial Instrument
Interest income for the three and nine month periods ended September 30, 2017 was $19,053 and $56,175, respectively. Interest income earned is primarily a result of the August Swap Agreement and November Swap Agreement that were entered into during the third and fourth quarters of 2016, respectively. The interest income on the cross currency swaps is related to the interest expense on the cross currency swaps described above of $19,554 and $56,843, respectively, resulting in net interest expense from these contracts of $501 and $668, respectively.
Fair value loss on Derivative Contracts
The fair value loss on derivative contracts for the three and nine month periods ended September 30, 2017 was $21,204 and $69,310, respectively. The fair value loss is a result of movements in forward rates between GBP and USD from December 31, 2016 to September 30, 2017 related to the August Swap Agreement and November Swap Agreement.
Foreign Exchange (Gain) Loss and Unrealized Foreign Exchange (Gain) Loss
Foreign exchange (gain) loss for the three and nine month periods ended September 30, 2017 was a gain of $508 and a loss of $670, respectively.
Unrealized foreign exchange gain for the three and nine month periods ended September 30, 2017 was $22,676 and $63,043, respectively.  The primary component of the foreign exchange gain is a result of IFRS requiring that inter-company trading balances denominated in a currency other than the functional currency of an entity being retranslated with the exchange differences flowing through the consolidated statement of loss with the off-set within other comprehensive income (loss).

Concordia Management's Discussion and Analysis	Page 16

The foreign exchange translation impact of the Concordia International segment is recorded within other comprehensive loss. During the three and nine month periods ended September 30, 2017, there was a total of $16,825 and $97,242, respectively, foreign exchange gains, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $16,788 and $46,439, respectively, of foreign exchange losses associated with the translation of the Company's GBP denominated loan. This off-set demonstrates that a portion of the Company's foreign currency translation is naturally hedged through the relationship described above.

Concordia Management's Discussion and Analysis	Page 17

Selected Quarterly Financial Information

For the three months ended (in $000’s, except per share amounts)	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue	154,622	160,785	160,557	170,408	185,504	231,712	228,535	191,908
Gross profit	108,610	111,312	115,415	120,464	137,034	177,607	159,852	115,727
Adjusted Gross profit (1)	108,610	111,312	115,726	120,858	138,540	178,476	178,495	149,659
Operating income (loss)	9,589	(981,255)	18,366	(524,962)	42,636	(514,931)	54,950	1,852
Net income (loss), continuing operations	(69,485)	(1,010,653)	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)	(31,455)

Cash	341,303	301,782	336,156	397,917	162,616	145,341	178,516	155,448
Total assets	2,651,844	2,611,489	3,619,665	3,731,574	4,229,695	4,349,554	5,197,586	5,282,259
Total liabilities	4,128,960	4,022,218	4,058,725	4,109,147	3,928,646	3,982,125	4,111,596	4,126,051

EBITDA (1)	63,144	(903,563)	56,932	(569,997)	30,213	(454,285)	108,952	50,087
Adjusted EBITDA (1)	78,582	81,808	84,242	80,508	104,444	142,344	140,848	120,121

Earnings (Loss) per share
Basic	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)
Diluted	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)	(0.64)
Adjusted (1)	0.06	0.19	0.22	0.13	0.69	1.38	1.35	1.24
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions see the "Non-IFRS Financial Measures" section of this MD&A. For the relevant reconciliation to reported results, see the "Non-IFRS Financial Measures" section of this MD&A for the third quarter of 2017 and corresponding period in 2016, and for other periods presented, refer to previous publicly filed MD&As.
During the quarterly periods presented above, the Company has experienced a declining trend in operating results. During the fourth quarter of 2015 through to the second quarter of 2016 detailed above, the Company had undergone substantial growth through business acquisitions, as previously disclosed during those periods. Subsequent to the second quarter of 2016, the business experienced greater than expected market competition on certain products and industry specific environmental changes, which together have resulted in the Company recording a significant amount of impairment charges with respect to acquired intangible assets from its acquisitions, including intellectual property rights and goodwill. The Company's revenue and EBITDA has also been negatively impacted as a result of foreign exchange rate movement between the USD and GBP attributed in large part to Brexit.
Management has focused the discussion and analysis below on comparing to the most recent quarters presented above in order to describe the most current business trends that have occurred in the third quarter of 2017.
Revenues in the third quarter of 2017 were $154,622 which consisted of $36,949 from the Concordia North America segment, and $117,673 from the Concordia International segment. The decrease in revenue when compared to the second quarter of 2017 was driven by a $2,338, or 2%, increase in revenue from the Concordia International segment, offset by a $8,501 decrease in revenue from the Concordia North America segment. Revenue from the Concordia International segment increased primarily due to the impact of: (i) $2,252 higher revenue from Nitrofurantoin; and (ii) $1,888 higher revenue from Flurbiprofen, partially offset by $2,157 lower revenue from Fusidic Acid as a result of competitive market pressures. The Concordia North America segment decrease is due to lower revenue from branded and authorized generic products. Donnatal® continues to experience competitive pressure from a non-FDA approved product being distributed by a third party and most recently the launch of an additional competitive product in the second quarter of 2017. Refer to the "Litigation and Arbitration" section of this MD&A.
Gross profit and adjusted gross profit in the third quarter of 2017 decreased by $2,702 compared to the second quarter of 2017 primarily as a result of lower revenue within the Concordia North America segment. The Concordia International segment gross profit percentage increased

Concordia Management's Discussion and Analysis	Page 18

from 66% to 67% primarily as a result of a shift in product mix combined with the foreign exchange impact. The Concordia North America segment gross profit percentage increased from 78% to 81%. This increase in gross profit % is primarily due to a change in product mix with a greater proportion of higher margin branded product sales in the third quarter of 2017.
Net loss from continuing operations during the third quarter of 2017 compared to the second quarter of 2017, decreased by $941,168. The decrease in net loss is primarily due to the second quarter of 2017 including impairment charges totaling $987,103. Refer to the "Corporate and Other Costs" section of this MD&A for further details with respect to these impairments.
Adjusted EBITDA in the third quarter of 2017 of $78,582 consisted of $23,868 related to Concordia North America, $59,302 related to Concordia International, offset by $4,588 related to Corporate expenses. The decrease of total adjusted EBITDA of $3,226 in the third quarter of 2017 compared to the second quarter of 2017 is primarily due to lower gross profit as described above.

Concordia Management's Discussion and Analysis	Page 19

Balance Sheet Analysis

As at (in $000's)	Sep 30, 2017	Dec 31, 2016	Change
			$	%
Working capital	341,077	471,496	(130,419)	(28)%
Long-lived assets	2,003,138	2,993,016	(989,878)	(33)%
Other long-term assets	1,420	24,534	(23,114)	(94)%
Other current liabilities	79,805	180,531	(100,726)	(56)%
Long-term liabilities	3,742,946	3,686,088	56,858	2%
Shareholder's equity (deficit)	(1,477,116)	(377,573)	(1,099,543)	291%
Working capital
Concordia defines working capital as total current assets less accounts payable and accrued liabilities, income taxes payable and provisions. The $130,419 decrease in working capital from December 31, 2016 to September 30, 2017 is primarily due to the following factors:

•
Cash and cash equivalents decreased by $56,614 primarily due to cash outflows used in financing activities, which includes the £72 million (plus interest of approximately £2 million) final payment of the earn-out payable to the vendors of the Concordia International segment and the £7 million earn-out payment related to the acquisition of certain products completed in June 2016, offset by cash inflows from operating activities of $227,419 primarily offset by debt amortization and interest payments of $203,837, as further discussed in the "Liquidity and Capital Realignment" section of this MD&A;

•
Accounts receivable decreased by $22,008. Concordia North America accounts receivable decreased by $16,157 primarily due to lower segment sales, the timing of returns and other provisions taken by customers as well as a $2,071 bad debt provision recorded during the first nine months of 2017;

•	Inventory decreased by $10,391 primarily due to a decrease of $8,781 of inventory on hand within the Concordia North America segment;

•	Income tax recoverable decreased by $3,364. This decrease was primarily due to refunds received during the first quarter of 2017, partially offset by income tax expense for the period;

•
Accounts payable and accrued liabilities increased by $58,605. The increase in accounts payable and accrued liabilities is primarily due to an increase in interest payable on the Company's long-term debt of $28,541 and $33,598 higher interest payable on the Currency Swaps; and

•
Provisions increased by $6,342. The increase is primarily due to higher expected returns within the Concordia North America segment based on market trends including competitive pressures on Donnatal®, combined with higher expected returns as a result of competition on Liothyronine Sodium within the Concordia International segment.

Offset primarily by:

•	Interest receivable of $47,685 increased by $27,241 due to interest receivable on the Currency Swaps entered into during 2016; and

•
A $1,266 income taxes payable decrease primarily due to $20,801 income taxes paid, partially offset by incomes taxes received of $5,118 and a tax expense of $12,765 incurred for the nine months ended September 30, 2017 and the impact of foreign exchange.

Long-lived assets
Long-lived assets consist of fixed assets, intangible assets and goodwill. During the second quarter of 2017, the Company recorded impairments related to its intangible assets. The $989,878 decrease in long-lived assets from December 31, 2016 to September 30, 2017 is primarily due to the following factors:

•	Impairment charges of $987,103 recorded during the nine months ended September 30, 2017. Refer to "Corporate and other costs" section of this MD&A for further information; and

•	Intangible amortization recorded during 2017 of $175,263.

Concordia Management's Discussion and Analysis	Page 20

Offset primarily by:

•
A $172,738 increase due to foreign exchange translation of the intangible assets and goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from 1.2305 as at December 31, 2016 to 1.3402 as at September 30, 2017.

Other long-term assets
Other long-term assets consist of derivative financial instruments and deferred income tax assets. The $23,114 decrease in other long-term assets from December 31, 2016 to September 30, 2017 is primarily due to a $23,555 decrease in value of the derivative financial instrument based on the fair value related to foreign currency movements. Refer to the "Lending Arrangements and Debt" section.
Other current liabilities
Other current liabilities consist of the current portion of long-term debt and purchase consideration payable. The $100,726 decrease from December 31, 2016 to September 30, 2017 is primarily due to the following factor:

•
The current portion of purchase consideration payable decreased by $102,097 during the nine months ended September 30, 2017 primarily due to the earn-out payments related to the acquisition of the Concordia International segment and the acquisition of certain products completed in June 2016, described above, being made during the first quarter of 2017.

Long term liabilities
Long-term obligations consist of long-term debt, notes payable and purchase consideration payable, derivative financial instruments, other liabilities and deferred income tax liabilities. The $56,858 increase in long term liabilities from December 31, 2016 to September 30, 2017 is primarily due to the following factors:

•
The long-term portion of debt increased by $43,238 due to $23,498 amortization of deferred financing costs and $53,891 as a result of the foreign exchange impact of the Company's GBP term loan, offset by $32,780 of contractual repayments; and

•	An increase of $47,210 in derivative financial instruments liabilities resulting from movements in foreign currency forward rates between USD and GBP.

Offset primarily by:

•
A decrease in deferred tax liabilities of $33,117 due to the reversal of certain deferred tax liabilities in respect of assets recorded as a result of purchase price accounting and changes to the carrying value of certain assets due to their impairment and/or changes in the applicable foreign exchange rate.

Shareholders’ deficit
Shareholders’ deficit increased by $1,099,543 from December 31, 2016 to September 30, 2017. The increase is primarily related to:

•	A net loss for the nine months ended September 30, 2017 of $1,158,962, primarily as a result of impairments recorded during the second quarter of 2017.
Offset primarily by:

•	A net foreign exchange impact of $50,988 from the translation of the Concordia International segment, the Currency Swaps and the GBP denominated term loan; and

•	A $8,431 net change in equity for share based compensation expense, issuance of options, vesting of RSUs and related reversal of deferred income tax assets.

Concordia Management's Discussion and Analysis	Page 21

Liquidity and Capital Realignment
The Company manages its capital structure to fund its ongoing operations and service its debt obligations through a process of budgeting and forecasting cash flows. The Company defines capital mainly as shareholders’ deficit and long-term debt. The Company relies on cash flows generated through its operations and its existing cash resources to operate its business.
During the third quarter of 2017 the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the CBCA. The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The preliminary interim order issued by the Ontario Superior Court of Justice (the "Court") provides a stay of proceedings against any third party that is party to or a beneficiary of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders, from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company has elected to not make the following scheduled payments; an interest payment of approximately $26 million due on October 16, 2017 under Concordia’s 7.00% unsecured senior notes; approximately $2.5 million under Concordia’s unsecured, extended bridge facility due on October 23, 2017; and approximately $34 million of principal and accrued interest due on October 20, 2017 under the Company’s unsecured, two-year equity bridge facility. On November 9, 2017, the Company agreed to settle the $34 million of principal and accrued interest due under the Company's unsecured, two-year equity bridge facility at a significant discount. In addition, as part of the CBCA proceedings, the Company has agreed to terminate the $200 million revolving facility under the Company’s credit agreement, that was not drawn at the time of the commencement of the CBCA proceedings. During the CBCA proceedings the Company intends to continue to make scheduled ordinary course interest and amortization payments under its secured debt instruments, as applicable,
The commencement of the CBCA proceedings resulted in an event of default under the Credit Agreement, the indenture governing the Company's 9.00% senior secured notes, and the Currency Swaps, which defaults are subject to the stay of proceedings granted by the Court.
Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies Creditors Arrangement Act (the “CCAA”) and / or a filing under the United States Bankruptcy Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary.
As of September 30, 2017, the Group’s liquidity primarily consisted of approximately $341 million (December 31, 2016 - $398 million) of cash and cash equivalents. During the CBCA process, the Company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business.
Sources and Uses of Cash

For the nine months ended (in $000’s)	Sep 30, 2017	Sep 30, 2016
Cash from Operating Activities	227,419	313,073
Cash used in Investing Activities	(372)	(37,371)
Cash used in Financing Activities	(300,823)	(241,796)
Total	(73,776)	33,906
The Company's business continues to generate cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities.
Cash used in financing activities during the nine months ended September 30, 2017 is comprised of: $198,292 of contractual interest payments; $96,986 of contingent consideration payments which includes the final purchase consideration payments of £7 million in connection with the acquisition of certain products completed in June 2016 and £72 million in connection with the acquisition of the Concordia International segment, and $32,780 of scheduled long-term debt principal repayments.

Concordia Management's Discussion and Analysis	Page 22

Cash and Capital Management
The purpose of cash and capital management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. Since inception, the Company has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
As described above and in the "Recent Events" section of this MD&A, the Company's capital management plan is to willingly enter into negotiations with its creditors to realign its capital structure. As a result of certain events associated with the CBCA proceedings, the Company may not have the ability to transfer certain funds, which could have an impact on the Company's liquidity.
In managing the Company’s capital, Management estimates future cash requirements by preparing annual financial forecasts for review and approval by the Board. The financial forecasts are reviewed and updated periodically and establish approved activities for the year and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board.
The Company is currently not subject to the financial maintenance covenants under its credit agreement dated October 21, 2015, as amended (the "Credit Agreement"). These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Credit Agreement is greater than 30 percent of the aggregate amount, or $60 million, of the revolving facility, which facility has been terminated subsequent to September 30, 2017.

Concordia Management's Discussion and Analysis	Page 23

Lending Arrangements and Debt

As at (in $000’s)	Sep 30, 2017	Dec 31, 2016
Term Loan
- USD term loan	1,068,375	1,089,000
- GBP term loan	650,835	609,099
- Revolver	—	—
Bridge Facilities	134,444	134,444
9.5% Senior Notes	790,000	790,000
7% Senior Notes	735,000	735,000
9% Secured Notes	350,000	350,000
Total principal balance outstanding	3,728,654	3,707,543
As at September 30, 2017, approximately 83% of total long term debt was denominated in USD (December 31, 2016 - 84%) and 17% denominated in GBP (December 31, 2016 - 16%). After including the impact of the August Swap Agreement and November Swap Agreement, the effective amount of long term debt denominated in USD as at September 30, 2017 was 63% and in GBP was 37%. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Ontario Superior Court of Justice pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps.
During the nine months ended September 30, 2017 the Company made $32,780 of principal repayments and paid $198,292 of cash interest expense.
Details of the Company's lending arrangements are further disclosed in the notes to the consolidated financial statements for the nine months ended September 30, 2017.
The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on cross currency swaps and purchase consideration on an undiscounted basis. The table presents these items and payments based on the original terms of the Company's lending arrangements. Refer to the "Liquidity and Capital Realignment" section of this MD&A for further details on repayments during the CBCA proceedings:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	44,674	11,063	22,126	77,442	1,947,515	1,625,834	3,728,654
Interest on long-term debt	115,093	33,407	133,702	259,528	673,422	117,515	1,332,667
Derivative financial instruments(2)	6,262	—	6,993	13,987	71,001	—	98,243
Purchase consideration	1,878	—	—	1,000	6,295	7,377	16,550
Total	167,907	44,470	162,821	351,957	2,698,233	1,750,726	5,176,114

(1)
Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (as described in Note 14 (a) of the consolidated financial statements for the nine months ended September 30, 2017).

(2)	Derivative financial instruments reflects the interest income, interest expense and notional amounts payable to and receivable from the counterparty under the applicable swap agreements.
As at September 30, 2017, approximately 44% of the Company’s debt had a maturity date beyond 5 years which includes an estimate of the minimum required annual excess cash flow sweep.
The less than three months classification of long term debt includes $33,611 related to the two year equity bridge loan due in the fourth quarter of 2017 and therefore is presented as a current liability. Refer to the "Recent Events" and "Liquidity and Capital Realignment" sections of this MD&A for further details relating to the CBCA proceedings and non-payment and settlement of certain scheduled debt obligations.
Included within derivative financial instruments is the interest obligation offset with interest income and the settlement of the principal amounts on the August Swap Agreement and November Swap Agreement.

Concordia Management's Discussion and Analysis	Page 24

Contractual Obligations
Contractual Obligations
The Company enters into contractual obligations in the normal course of business. There have been no significant changes to the specified contractual obligations during the nine month period ended September 30, 2017. Details of the contractual obligations are further disclosed in the notes to the consolidated financial statements for the nine months ended September 30, 2017.

During the nine months ended September 30, 2017, the Company did not engage in any off-balance sheet financing transactions.

Concordia Management's Discussion and Analysis	Page 25

Related Party Transactions

Compensation for directors and key management, consisting of salaries, performance and retention bonuses, other benefits, severance and director fees for the three months ended September 30, 2017 amounted to $4,542 (2016 - $1,364) and year-to-date $9,099 (2016 - $3,999). The compensation for the period includes severance payable to the former Chief Operating Officer and the former Chief Financial Officer.

Share based compensation expense recorded for key management and directors, for the three months ended September 30, 2017 amounted to $1,940 (2016 - $4,666) and year-to-date $4,345 (2016 - $11,509).

Concordia Management's Discussion and Analysis	Page 26

Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
During the third quarter of 2017 the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with retention bonuses, included within Acquisition, restructuring and other costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no material impact on previously issued Non-IFRS measures.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Gross profit per financial statements	108,610	137,034	335,337	474,493
Add back: Fair value adjustment to acquired inventory	—	1,506	311	21,018
Adjusted Gross profit	108,610	138,540	335,648	495,511
EBITDA
EBITDA is defined as net income / loss adjusted for interest and accretion expense, interest income, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), retention bonuses, initial exchange listing expenses on the NASDAQ, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 27

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Net loss from continuing operations	(69,485)	(75,147)	(1,158,962)	(650,332)

Interest and accretion expense	95,926	72,352	282,703	208,948
Interest income	(19,053)	(5,043)	(56,175)	(5,043)
Income taxes	4,181	(5,192)	(27,803)	(11,791)
Depreciation	499	528	1,487	1,427
Amortization of intangible assets	51,076	42,715	175,263	141,671
EBITDA	63,144	30,213	(783,487)	(315,120)
Impairment	—	3,062	987,103	570,138
Fair value adjustment to acquired inventory	—	1,506	311	21,018
Acquisition related, restructuring and other	14,266	4,251	25,649	15,659
Share-based compensation	2,999	10,069	8,426	27,315
Fair value (gain) loss on purchase consideration and derivatives	21,357	(323)	69,003	14,290
Foreign exchange (gain) loss	(508)	(3,489)	670	(5,029)
Unrealized foreign exchange (gain) loss	(22,676)	59,155	(63,043)	45,902
Legal settlements and related legal costs	—	—	—	13,463
Adjusted EBITDA	78,582	104,444	244,632	387,636

Concordia Management's Discussion and Analysis	Page 28

Adjusted Net Income and Adjusted EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), retention bonuses, initial exchange listing expenses on the NASDAQ, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

In $000’s, except per share amounts	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015

Weighted average number of fully diluted shares	52,481,324	53,732,989	52,690,190	51,623,190	51,862,590	52,081,161	51,762,381	49,752,148
Net income (loss), continuing operations	(69,485)	(1,010,653)	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)	(31,455)
Adjustments
Fair value adjustment to acquired inventory	—	—	311	394	1,506	869	18,643	33,932
Share-based compensation	2,999	2,475	2,952	3,438	10,069	8,889	8,357	5,917
Exchange listing costs	—	—	—	—	—	—	—	151
Acquisition, restructuring and other	14,266	6,167	5,216	20,309	4,251	7,860	3,548	37,560
Depreciation	499	500	488	512	528	469	430	372
Amortization of intangible assets	51,076	67,470	56,717	41,148	42,715	52,361	46,595	41,630
Impairments	—	987,103	—	562,105	3,062	567,076	—	—
Foreign exchange (gain) loss	(23,184)	(30,514)	(8,675)	84,075	55,666	(7,816)	(6,977)	(6,233)
Fair value (gain) loss on purchase consideration and derivatives	21,357	20,140	27,506	(20,599)	(323)	6,288	8,325	(1,343)
Interest accretion	7,995	8,381	7,461	7,453	7,348	7,692	7,571	9,802
Legal settlement and related legal cost (2)	—	—	—	783	—	13,463	—	—
Tax adjustments (1)	(2,621)	(40,930)	(1,484)	(29,125)	(14,047)	(15,052)	(11,595)	(28,877)
Adjusted net income, continuing operations	2,902	10,139	11,668	6,732	35,628	71,715	70,096	61,456
Adjusted EPS diluted, continuing operations	0.06	0.19	0.22	0.13	0.69	1.38	1.35	1.24
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income ("Tax on Adjusted Net Income").  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(2) Represents legal settlements of $13.2 million discussed in the "Litigation and Arbitration" section of this MD&A and $1.0 million of related legal representation costs.

Concordia Management's Discussion and Analysis	Page 29

Critical Accounting Estimates
The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors.
A detailed description of the Company’s critical accounting estimates is provided in Note 4 of the consolidated financial statements for the year ended December 31, 2016 and in the "Critical Accounting Estimates" section of the Company's MD&A for the year ended December 31, 2016, dated March 15, 2017 (the "2016 Annual MD&A").
Change in estimate
During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia North America segment and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the asset's future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.
Within the Concordia International segment Management has reassessed the useful lives of the product rights that have been impaired to align with the economic life of the product rights.
This change in estimate resulted in an increase in amortization expense of approximately $64 million in the nine month period ended September 30, 2017. The impact for the remainder of the year is estimated to be approximately $17 million.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the three and nine month periods ended September 30, 2017 describes information relating to current and future significant accounting policies applicable to the Company.

Concordia Management's Discussion and Analysis	Page 30

Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired from Covis Pharma S.à R.L. on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the three and nine month periods ended the royalty expense was $617 (2016 - $1,171) and $2,294 (2016 - $3,461), respectively.
Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, securities, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.
The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. As a result, this class action continues, and the Company intends to vigorously defend itself in this matter.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former current executive officers.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the CMA commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement

Concordia Management's Discussion and Analysis	Page 31

by the CMA that it considers that a competition infringement may have occurred. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International segment.

The Company is currently subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order requires the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. The fax campaign that is the subject of the litigation was administered by a third party that is no longer a defendant in this litigation. The Company may not be able to secure indemnification from this third party for costs that it might incur relative to this matter and insurance defense and indemnity does not appear to be available to the Company. While certain cases of this nature have historically resolved for non-material amounts, it is difficult for the Company to quantify its potential liability, if any, at this time. Based upon known facts, the Company intends to vigorously defend itself in this litigation.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the acquisition of a portfolio of products from Covis Pharma, S.a.R.L. and Covis Injectables, S.a.R.L. and $26 million in connection with the acquisition of the Concordia International segment, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal®. The Company is currently assessing its legal rights against such third party.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.

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Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at September 30, 2017 and November 14, 2017, the Company had, respectively, 51,282,675 and 51,282,901 common shares issued and outstanding. As at September 30, 2017 and November 14, 2017, there were, respectively, 1,814,685 and 1,777,185 stock options outstanding that entitle the holders thereof to purchase one common share of the Company per stock option held.
As at September 30, 2017 and November 14, 2017, the Company had, respectively, 2,434,971 and 2,434,519 unvested RSUs outstanding. Each RSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.
As at September 30, 2017 and November 14, 2017, the Company had 30,033 unvested DSUs outstanding. Each DSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.

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Control Environment
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting and disclosure controls and procedures as defined in the 2016 Annual MD&A.
Based on their evaluation as at September 30, 2017, Management concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2017, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the nine-month period ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result, Management's conclusion on the effectiveness of the Company's internal control over financial reporting and its disclosure controls and procedures that were operating effectively as at December 31, 2016 has not changed.

Management will continue to periodically evaluate the Company’s disclosure controls and procedures and internal control over financial reporting, and will make any modifications from time to time as deemed necessary. Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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